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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934



                             Roper Industries, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)


                    Delaware                       51-0261835
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     (State of Incorporation of Organization)      (I.R.S. Employer
                                                    Identification No.)

     160 Ben Burton Road, Bogart, Georgia               30622
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     (Address of Principal Executive Office)            (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                       Each Class is to be Registered
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     Preferred Stock Purchase Rights with
     respect to Common Stock, $.01 Par Value  New York Stock Exchange
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       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)
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ITEM 1.  Description of Registrant's Securities to be Registered
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On January 8, 1996, the Board of Directors of Roper Industries, Inc. (the
"Company") declared a dividend distribution of one Right for each outstanding share of common stock, $.01 par value per share (the "Common Stock") of the Company to shareholders of record at the close of business on January 31, 1996 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share (each such one one-thousandth of a share being a "Unit") of a new series of preferred stock, designated as Series A Preferred Stock, $.01 par value per share (the "Preferred Stock") at a price of $170.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, Atlanta, as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of securities representing 20% or more of the outstanding shares of Common Stock of the Company, (ii) ten days after a person or group has acquired, or obtained the right to acquire beneficial ownership of securities representing 10% or more of the outstanding shares of Common Stock of the Company and the Board of Directors of the Company determines, pursuant to certain criteria set forth in the Agreement, that such person or group is an Adverse Person or (iii) ten days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Company, (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.
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The Rights are not exercisable until the Distribution Date.  The Rights will expire on January 8, 2006, unless earlier redeemed by the Company as described below.

The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above.)

In the event that, after the earlier of (i) the first date of public announcement by the Company or an Acquiring Person has become such or (ii) the declaration by the Board of Directors that an Adverse Person has become such, the Company is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one or more transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). In the event that (i) a person becomes an Acquiring Person (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its shareholders) or (ii) a person is declared an Adverse Person by the Board of Directors, proper provision shall be made so that each holder of a Right will for a 60 day period thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then a common stock equivalent (such as the Preferred Stock to another equity security with at least the same economic value as the Common Stock) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Acquiring Person or Adverse Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person or Adverse Person became such shall become void.
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With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier to occur of (i) ten days after a person becomes an Acquiring Person (ii) ten days after a declaration by the Board of Directors that an Adverse Person has become such or (iii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or Adverse Person or any person who was an Acquiring Person or Adverse Person or following the expiration of the exercise period for the Subscription Right, if and for as long as (i) the Acquiring Person beneficially owns securities representing less than 20% of the outstanding Common Stock of the Company or (ii) the Adverse Person is deemed by the Board of Directors to no longer satisfy the relevant criteria. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Initially, twenty five thousand shares of Preferred Stock have been reserved for issuance upon exercise of the Rights. Each share of Preferred Stock will have a preferential quarterly dividend in the amount equal to the greater of $.01 or 1000 times the dividend declared on each share of Common Stock. In the event of a liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to $10 per share, plus an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Preferred Stock will have 1000 vote(s), voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractional shares. In lieu of fractional shares (other than fractions that are multiplies of one one-thousandth of
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a share), an adjustment in cash will be made based on the market price of the
Preferred Stock on the last trading date prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such will have no rights as a shareholder of the Company, including, without limitation, no right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognizable taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Certificate of Designation, Rights and Preferences of the Series A Preferred Stock, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock, is referenced as Exhibit 1 hereto.

ITEM 2.   Exhibits
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          1  Rights Agreement dated as of January 8, 1996 as filed as an Exhibit to the Report on Form 8-A filed by Registrant on January 18, 1996 is incorporated herein by reference.

          2 All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              Roper Industries, Inc.



Date:  October 4, 1996                        By:   /s/ Martin S. Headley
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                                                    Martin S. Headley
                                                    Vice President and
                                                         Chief Financial Officer